UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 2, 2022

ALPHA CAPITAL ACQUISITION COMPANY

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40080	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1230 Avenue of the Americas, 16th Floor New York, New York, 10020
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (732) 838-4533

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	ASPC	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ASPCW	The Nasdaq Capital Market
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	ASPCU	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As described below under Item 5.07 of this Current Report on Form 8-K, on August 2, 2022, Alpha Capital Acquisition Company (the “Company”, “Alpha” or “we”) convened an extraordinary general meeting (the “General Meeting”) to approve, among other things, the previously announced business combination of the Company and Semantix Tecnologia em Sistema de Informação S.A (the “Business Combination”).

Item 5.07.	Submission of Matters to a Vote of Security Holders.

Set forth below are the final voting results for each of the proposals submitted to a vote of the shareholders of the Company at the General Meeting:

		Votes For	Votes Against	Abstentions
1.	A proposal to, as a special resolution, authorize, approve and confirm in all respects the transactions contemplated by the Business Combination Agreement, dated as of November 16, 2021 (as may be amended, supplemented, or otherwise modified from time to time), by and among Alpha Capital Acquisition Company, Alpha Capital Holdco Company, Alpha Merger Sub I Company, Alpha Merger Sub II Company, Alpha Merger Sub III Company and Semantix Tecnologia em Sistema de Informação S.A., pursuant to which, among other things, Semantix Tecnologia em Sistema de Informação S.A. and Alpha Capital Acquisition Company will become wholly owned subsidiaries of Alpha Capital Holdco Company, on the terms and conditions set forth therein;	19,286,974	3,865,840	12,355

		Votes For	Votes Against	Abstentions
2.	A proposal to, as a special resolution, authorize, approve and confirm in all respects (i) the Plan of Merger, (ii) Alpha Capital Acquisition Company’s entry into the Plan of Merger, and (iii) the merger of Alpha Merger Sub I Company with and into Alpha Capital Acquisition Company, with Alpha Capital Acquisition Company surviving the merger as a wholly owned subsidiary of Alpha Capital Holdco Company;	19,286,974	3,865,840	12,355

		Votes For	Votes Against	Abstentions
3.	A proposal to, as a special resolution, the principal differences between the existing amended and restated memorandum and articles of association of Alpha Capital Acquisition Company and the amended and restated memorandum and articles of association of Alpha Capital Holdco Company as attached to the accompanying proxy statement/prospectus as Annex C and as described in the Governing Documents Proposal 3A;	20,835,308	2,317,411	12,450

		Votes For	Votes Against	Abstentions
4.	A proposal to, as a special resolution, approve the principal differences between the existing amended and restated memorandum and articles of association of Alpha Capital Acquisition Company and the amended and restated memorandum and articles of association of Alpha Capital Holdco Company as attached to the accompanying proxy statement/prospectus as Annex C and as described in the Governing Documents Proposal 3B;	20,835,403	2,317,411	12,355

		Votes For	Votes Against	Abstentions
5.	A proposal to, as a special resolution, approve the principal differences between the existing amended and restated memorandum and articles of association of Alpha Capital Acquisition Company and the amended and restated memorandum and articles of association of Alpha Capital Holdco Company as attached to the accompanying proxy statement/prospectus as Annex C and as described in the Governing Documents Proposal 3C;	20,835,403	2,317,411	12,355

Based upon the submission of proxies and ballots, a majority of the shares of Alpha ordinary shares issued and outstanding and entitled to vote at the close of business on the record date were present at the General Meeting by proxy or by attendance via the virtual meeting website, which constituted a quorum. Proposal 1 was approved by the required vote. Proposal 2 was approved by the required vote. Proposal 3 was approved by the required vote. Proposal 4 was approved by the required vote. Proposal 4 was approved by the required vote. Proposal 5 was approved by the required vote.

Item 8.01.	Other Events.

In connection with the shareholder vote at the General Meeting, Alpha’s public shareholders had the right to elect to redeem all or a portion of their Class A ordinary shares for a per share price calculated in accordance with Alpha’s organizational documents. Alpha’s public shareholders holding 19,622,439 Class A ordinary shares validly elected to redeem their public shares as of 5:00 p.m., Eastern Time, on August 2, 2022.

On August 2, 2022, Alpha issued a press release announcing the results of the General Meeting. A copy of the press release is attached as Exhibit 99.1.

The Closing is expected to occur on or about August 3, 2022, subject to the satisfaction or waiver of the conditions with respect to the Business Combination.

Item 9.01.	Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release dated August 2, 2022.

104	Cover page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Alpha Capital Acquisition Company

Dated: August 2, 2022	/s/ Rahim Lakhani
Rahim Lakhani
Chief Financial Officer

Exhibit 99.1

Alpha Capital Acquisition Company Shareholders Approve Proposed Merger Transaction with Semantix

Transaction Expected to Close on August 3rd, 2022

NEW YORK – August 2, 2022 – Alpha Capital Acquisition Company (NASDAQ: ASPC), a special purpose acquisition company (“SPAC”) focused on technology in Latin America, today announced that Alpha Capital’s shareholders voted to approve its proposed business combination with Semantix, Latin America’s first fully integrated data platform and Brazil’s first deep tech company to be listed at Nasdaq.

The vast majority of the votes cast at the meeting voted to approve the transaction.

The business combination is scheduled to close on August 3, 2022 and the post-closing company will be renamed “Semantix, Inc.” The common stock and warrants of the combined company are set to begin trading on Nasdaq on August 4, 2022 under the new ticker symbols, “STIX” and “STIXW”, respectively.

The formal results of the vote will be included in a Current Report on Form 8-K to be filed by Alpha Capital Acquisition Company with the Securities and Exchange Commission.

About Semantix

Semantix is Latin America’s first fully integrated data software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

About Alpha Capital Acquisition Company

Alpha Capital (Nasdaq: ASPC) is a special purpose acquisition company (“SPAC”) that has planned to combine its business with a Latin American-focused technology company since its $230 million initial public offering on Nasdaq in February 2021. The firm’s founders and sponsors are Alec Oxenford, CEO and Chairman, and Rafael Steinhauser, President and Director. The company’s co-sponsors include Innova Capital, FJ Labs and Dr. Irwin Jacobs. For more information, visit alpha-capital.io.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the Business Combination discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s proxy statement / prospectus that forms a part of the Registration Statement on Form F-4 (Reg. No. 333-262552), filed with the SEC on July 11, 2022 under the heading “Risk Factors,” and other documents of Alpha Capital has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this press release. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Contacts

Semantix

ir@semantix.ai

Semantix@icrinc.com